UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Chicago Bridge & Iron Company N.V.

(Name of Subject Company (Issuer))

McDermott Technology, B.V.

(Name of Filing Person (Offeror))

A Wholly Owned Subsidiary of

McDermott International, Inc.

(Name of Filing Person (Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, EUR 0.01 par value

(Title of Class of Securities)

167250109

(CUSIP Number of Class of Securities)

John M. Freeman

Senior Vice President,

General Counsel & Corporate Secretary

McDermott International, Inc.

4424 West Sam Houston Parkway North

Houston, Texas 77041

(281) 870-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ted W. Paris

James H. Mayor

Travis J. Wofford

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of filing fee
$1,701,832,879	$211,878.19

*	Estimated for purposes of calculating the amount of filing fee only. This amount is based on the product of (1) $16.07, the average of the high and low prices per share of Chicago Bridge & Iron Company N.V. common stock, par value EUR 0.01 per share (“CB&I Common Stock”), on the New York Stock Exchange on March 26, 2018, multiplied by (2) 105,901,237, the maximum number of shares of CB&I Common Stock that may be exchanged in the Exchange Offer (including shares of CB&I Common Stock underlying unexercised options to purchase shares of CB&I Common Stock and outstanding restricted stock unit awards, in each case outstanding under CB&I’s equity-based incentive or other compensation plans as of March 26, 2018, as well as an estimate with respect to awards anticipated to be issued before the completion of the Combination).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and SEC Fee Advisory #1 for Fiscal Year 2018 equals 0.0001245 multiplied by the estimated transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $251,101.30	Filing Party: McDermott International, Inc. and Comet I B.V.
Form of Registration No.: Form S-4	Date Filed: January 24, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by McDermott International, Inc., a Panamanian corporation (“McDermott”), and McDermott Technology, B.V., a company organized under the laws of the Netherlands (“McDermott Bidco”) and a direct wholly owned subsidiary of McDermott, with the United States Securities and Exchange Commission (the “SEC”) on May 29, 2018 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the offer to exchange shares of McDermott common stock, par value $1.00 per share, for any and all issued and outstanding common shares, par value EUR 0.01 per share, of Chicago Bridge & Iron Company N.V., a public company with limited liability incorporated under the laws of the Netherlands (“CB&I”), upon the terms and subject to the conditions set forth in the exchange offer prospectus dated March 29, 2018 (together with any amendments and supplements thereto, the “Exchange Offer Prospectus”), a copy of which is attached as Exhibit (a)(4) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(i) to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Letter of Transmittal remains unchanged and is incorporated herein by reference to the extent relevant to the items in the Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Exchange Offer Prospectus or in the Schedule TO.

Items 4, 6, 7 and 11. Terms of the Transaction; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Additional Information.

Items 4, 6, 7 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

The information set forth in Item 1.01 of the Current Report on Form 8-K/written communications pursuant to Rule 425, filed by McDermott with the SEC on April 5, 2018, is incorporated into this Schedule TO by reference.

Item 10.	Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented as follows:

The disclosure under Item 10(a) “Financial Information” is hereby amended and supplemented to read as follows:

Financial Information. The information set forth in the following sections of the Exchange Offer Prospectus is incorporated into this Schedule TO by reference: “Summary—Selected Historical Consolidated Financial Information of McDermott,” “Comparative Per Share Market Information and Dividend Information” and “Where You Can Find More Information.” Additionally, the financial information set forth under Item 8 of McDermott’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 21, 2018 (the “McDermott 10-K”), including the audited financial statements of McDermott as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2017, 2016 and 2015, as amended by its annual report on Form 10-K/A filed with the SEC on March 8, 2018, and the information set forth under Exhibit 12.1 of the McDermott 10-K, is incorporated into this Schedule TO by reference.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The disclosure under Item 11(a) “Agreements, Regulatory Requirements and Legal Proceedings,” under the subheading “Litigation Relating to the Combination,” is hereby amended and supplemented as follows:

The last two sentences of the fourth paragraph and the fifth paragraph are deleted and replaced with the following:

“On March 15, 2018, after the Judd Action was filed, defendants moved for that case to be consolidated with the other cases. On March 16, 2018, that motion was granted.

On March 16, 2018, defendants moved to dismiss the consolidated amended complaint and the interim lead plaintiff filed a motion for a preliminary injunction. On March 29, 2018, the interim lead plaintiff withdrew its motion for a preliminary injunction. Motions for permanent lead plaintiff status were due on April 2, 2018, and only the interim lead plaintiff filed such a motion. On April 5, 2018, the interim lead plaintiff sought an extension of time to respond to defendants’ motion to dismiss until after such time as a permanent lead plaintiff is appointed. That motion was granted.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(xxxix)	Integration communication to McDermott employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 3, 2018).

(a)(5)(xl)	Current Report on Form 8-K/written communications pursuant to Rule 425 filed by McDermott on April 5, 2018 (incorporated herein by reference).

(a)(5)(xli)	Press Release issued by McDermott, dated April 5, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 6, 2018).

(b)(2)	Amended and Restated Commitment Letter, dated April 4, 2018, to which McDermott International, Inc., Barclays Bank PLC, Crédit Agricole Corporate and Investment Bank, Goldman Sachs Bank USA, ABN AMRO Capital USA LLC, MUFG Bank, LTD., Royal Bank of Canada and Standard Chartered Bank are parties (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by McDermott on April 5, 2018).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2018

MCDERMOTT INTERNATIONAL, INC.

By:	/s/ DAVID DICKSON
Name: David Dickson
Title: President and Chief Executive Officer

MCDERMOTT TECHNOLOGY, B.V.

By:	/s/ STUART SPENCE
Name: Stuart Spence
Title: Managing Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Letter of Transmittal and Instructions for Letter of Transmittal.*

(a)(1)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Notice of Withdrawal of CB&I Common Stock.*

(a)(1)(v)	Letter to CB&I 401(k) Plan Participants.*

(a)(1)(vi)	Letter to Lutech Resources Savings Plan Participants.*

(a)(2)	Solicitation/Recommendation Statement on Schedule 14D-9 of CB&I (incorporated by reference to the Schedule 14D-9 filed by CB&I on March 29, 2018).

(a)(4)	Exchange Offer Prospectus, dated March 29, 2018.*

(a)(5)(i)	Joint Press Release, dated December 18, 2017, issued by McDermott and CB&I, dated December 18, 2017, announcing entry into the Business Combination Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott on December 18, 2017).

(a)(5)(ii)	Joint Investor Presentation, dated December 18, 2017, entitled “McDermott International + CB&I” (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by McDermott on December 18, 2017).

(a)(5)(iii)	Letter to Employees by Scott Munro (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(iv)	Employee Video Transcript by David Dickson (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(v)	Employee Questions (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(vi)	Conference call invitation (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(vii)	Letter to Employees by David Dickson (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(viii)	McDermott webpage entitled “McDermott and CB&I to Combine” (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(ix)	Employee Guidelines (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(x)	Integration Team Presentation (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(xi)	Transcript of conference call held by McDermott on December 18, 2017 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(xii)	McDermott Slide Presentation entitled “Town Hall” (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(xiii)	Social media posts (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 19, 2017).

(a)(5)(xiv)	Email from Tony Brown, Chief Integration Officer, to McDermott employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on December 26, 2017).

Exhibit No.	Description

(a)(5)(xv)	Joint Investor Presentation, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott on January 8, 2018).

(a)(5)(xvi)	Press Release issued by McDermott, dated January 8, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by McDermott on January 8, 2018).

(a)(5)(xvii)	Article written by Bloomberg Markets entitled “McDermott CEO Bets on Next Turnaround at Ailing Chicago Bridge” (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 9, 2018).

(a)(5)(xviii)	Social media posts (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 11, 2018).

(a)(5)(xix)	Integration communication to McDermott employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 16, 2018).

(a)(5)(xx)	Joint Press Release issued by McDermott and CB&I, dated January 25, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 25, 2018).

(a)(5)(xxi)	Integration communication to CB&I employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on January 30, 2018).

(a)(5)(xxii)	Integration communication to McDermott employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on February 5, 2018).

(a)(5)(xxiii)	Press Release issued by McDermott announcing McDermott’s financial results for the quarter and year ended December 31, 2017, dated February 21, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott on February 21, 2018).

(a)(5)(xxiv)	McDermott Slide Presentation entitled “Q4 2017 Supplemental Information” (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by McDermott on February 21, 2018).

(a)(5)(xxv)	Annual Report on Form 10-K of McDermott for the fiscal year ended December 31, 2017 (filed with the SEC on February 21, 2018 and incorporated herein by reference).

(a)(5)(xxvi)	Annual Report on Form 10-K of CB&I for the fiscal year ended December 31, 2017 (filed with the SEC on February 21, 2018 and incorporated herein by reference).

(a)(5)(xxvii)	McDermott Fourth Quarter 2017 Earnings Call Transcript (incorporated by reference to McDermott’s filing pursuant to Rule 425 on February 22, 2018).

(a)(5)(xxviii)	Email to McDermott and CB&I employees, dated February 26, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on February 27, 2018).

(a)(5)(xxix)	Integration communication to McDermott and CB&I employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on March 13, 2018).

(a)(5)(xxx)	Joint Press Release issued by McDermott and CB&I, dated March 13, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on March 13, 2018).

(a)(5)(xxxi)	Joint Press Release issued by McDermott and CB&I, dated March 14, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on March 15, 2018).

(a)(5)(xxxii)	McDermott Slide Presentation entitled “McDermott International + CB&I” (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott on March 22, 2018).

(a)(5)(xxxiii)	Joint Press Release issued by McDermott and CB&I dated March 29, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by McDermott on March 29, 2018).

(a)(5)(xxxix)	Integration communication to McDermott employees (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 3, 2018).

Exhibit No.	Description

(a)(5)(xl)	Current Report on Form 8-K/written communications pursuant to Rule 425 filed by McDermott on April 5, 2018 (incorporated herein by reference).

(a)(5)(xli)	Press Release issued by McDermott, dated April 5, 2018 (incorporated by reference to McDermott’s filing pursuant to Rule 425 on April 6, 2018).

(b)(1)	Commitment Letter, dated December 18, 2017 to which McDermott International, Inc., Barclays Bank PLC, Crédit Agricole Corporate and Investment Bank and Goldman Sachs Bank USA are parties (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by McDermott on December 18, 2017).

(b)(2)	Amended and Restated Commitment Letter, dated April 4, 2018, to which McDermott International, Inc., Barclays Bank PLC, Crédit Agricole Corporate and Investment Bank, Goldman Sachs Bank USA, ABN AMRO Capital USA LLC, MUFG Bank, LTD., Royal Bank of Canada and Standard Chartered Bank are parties (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by McDermott on April 5, 2018).

(d)(1)	Business Combination Agreement, dated December 18, 2017, by and among McDermott International, Inc., McDermott Technology, B.V., McDermott Technology (Americas), LLC, McDermott Technology (US), LLC, Chicago Bridge & Iron Company N.V., Comet I B.V., Comet II B.V, CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings, CB&I Nederland B.V. and The Shaw Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by McDermott on December 18, 2017). †

(d)(2)	Amendment No. 1 to Business Combination Agreement and Partial Assignment and Assumption of Business Combination Agreement, dated January 24, 2018, by and among McDermott International, Inc., McDermott Technology, B.V., McDermott Technology (2), B.V., McDermott Technology (3), B.V., McDermott Technology (Americas), LLC, McDermott Technology (US), LLC, Chicago Bridge & Iron Company N.V., Comet I B.V., Comet II B.V., CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings, CB&I Nederland B.V. and The Shaw Group, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by McDermott on January 24, 2018).
*	Previously filed.
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. McDermott Bidco hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission; provided, however, that McDermott Bidco may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished